CINER RESOURCES LP
Five Concourse Parkway, Suite 2500
Atlanta, Georgia 30328
(770) 375-2300

June 6, 2016
VIA EDGAR
John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (File No. 333-211819)
Dear Mr. Reynolds:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ciner Resources LP (the “Partnership”) hereby requests acceleration of the effective date of its Registration Statement on Form  S-3 (File No. 333-211819) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on June 8, 2016, or as soon as practicable thereafter.
The Partnership hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jordan Hirsch of Andrews Kurth LLP at (713) 220-4349 with any questions with respect to this request.

Very truly yours,
CINER RESOURCES LP

By: CINER RESOURCE PARTNERS LLC,
its general partner

By: /s/ Nicole C. Daniel
Nicole C. Daniel
Vice President, General Counsel and Secretary

cc: G. Michael O’Leary, Esq. (Andrews Kurth LLP)
Jordan Hirsch, Esq. (Andrews Kurth LLP)